

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 24, 2009

Via U.S. Mail

Tal L. Kapelner
President and Principal Executive Officer
Writers' Group Film Corp.
1752 East Avenue J #266
Lancaster, CA 93560

Re: **Writers' Group Film Corp.**
           Amendment No. 4 to Registration Statement on Form S-1
           Filed June 10, 2009
           File No. 333-156832

Dear Mr. Kapelner:

       We have reviewed your responses to the comments in our letter dated May 11, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Prospectus

General

1. We note your response to prior comment 1. Although your revised disclosure indicates that your private placements were conducted in reliance on 4(2), it does not appear that you have provided sufficient facts to support such exemption. Please revise to include additional facts to support your reliance on the 4(2) exemption. Alternatively, if there is another exemption available to you in connection with the second and third private placements, please revise to provide such analysis.

2. Please confirm to us that your first private placement occurred from March 10, 2007 – August 31, 2007 as your response states that it occurred from March 10, 2007 – August 31, 2008, which is longer than the permitted duration for private offerings relying on the Rule 504 exemption.

Summary Information, page 5

3. We note that you have updated your summary financial information to include the
    most recent audited fiscal year ended March 31, 2009. Please revise to include
    the summary financial information related to operating company data for the
    audited fiscal year ended March 31, 2008. Also, revise to include the per share
    data for the fiscal year ended March 31, 2009 and March 31, 2008.

Organization Within Last Five Years, page 23

4. We further note the disclosure on page 24 that the 552,000 shares of your
    common stock in connection with the second private placement were sold to 6
    residents of California. However, Note 3 of the Consolidated Financial
    Statements states that there were 7 subscribers. Please revise or explain the
    inconsistency.

Note 3. Equity, page 49

5. Refer to the final two paragraphs on page 49. Please revise to clarify, if true, that
    you are referring to the "first private placement" which was conducted from
    March 10, 2007 to August 31, 2007. Also, please confirm that your disclosure
    regarding the number of shares sold and the consideration received reconciles
    with your disclosure in the third and fourth paragraphs on page 24 and elsewhere
    in the prospectus, as appropriate.

6. Please revise the final paragraph on page 49 to disclose the number of investors
    that purchased shares of common stock for services rendered for cash. Make
    similar changes in the fourth and fifth paragraphs on page 50.

Exhibit 5.1

7. Please revise to opine that the selling shareholders' shares are duly authorized.

Other

8. Please consider the financial statement update requirements of Rule 8-08 of
    Regulation S-X prior to filing the next amendment to your registration statement.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3314 with any other questions.

                                        Regards,

                                        Daniel Morris
                                        Attorney-Advisor

cc: Diane D. Dalmy, Esq.
        facsimile: (303) 988-6954